Exhibit 99.1

ARC ENERGY TRUST

ARC RESOURCES LTD.

NOTICE OF JOINT SPECIAL MEETING OF

TRUST SECURITYHOLDERS AND ARC RESOURCES SECURITYHOLDERS

to be held December 15, 2010

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated  November 10, 2010 a joint special meeting (the “Meeting”) of:  (i) the holders (“Unitholders”) of trust units (“Trust Units”) of ARC Energy Trust (“ARC” or the “Trust”) and the holders (“Exchangeable Shareholders”) of series A  exchangeable shares and series B exchangeable shares (collectively, the “Exchangeable Shares”) of ARC Resources Ltd. (“ARC Resources”) (such Unitholders and Exchangeable Shareholders are collectively referred to as the “Trust Securityholders”); and (ii) the holder (the “Common Shareholder”) of common shares (the “Common Shares”) of ARC Resources and the holders of Exchangeable Shares (such Common Shareholder and Exchangeable Shareholders are collectively referred to as the “ARC Resources Securityholders”); (the Trust Securityholders and the ARC Resources Securityholders are collectively referred to as the “ARC Securityholders” and the Trust Units, Exchangeable Shares and Common Shares are collectively referred to as the “ARC Securities”) will be held in the Metropolitan Ballroom at the Metropolitan Centre, 333 — 4th Avenue SW, Calgary, Alberta on December 15, 2010, at 3:30 p.m. (Calgary time) for the following purposes:

(a)           to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation:

(i)            a special resolution of the Trust Securityholders (the “Trust Arrangement Resolution”); and

(ii)           a special resolution of the ARC Resources Securityholders (the “ARC Resources Arrangement Resolution”);

(collectively, the “Arrangement Resolution”) the full text of which are set forth in Appendix A to the accompanying information circular and proxy statement of the Trust and ARC Resources dated November 12, 2010 (the “Information Circular”), to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) which will result in the reorganization of the Trust into a corporation (the “Arrangement”) and related matters, all as more particularly described in the Information Circular;

(b)           to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution of the Trust Securityholders, the full text of which is set forth in the Information Circular, to approve a share option plan (the “New ARC Option Plan”) for the dividend paying, publicly traded exploration and production company to be formed pursuant to the Arrangement as more particularly described in the Information Circular; and

(c)           to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.  A copy of the Plan of Arrangement in respect of the Arrangement is attached as Exhibit A to the Arrangement Agreement which is attached as Appendix C to the Information Circular.

The record date (the “Record Date”) for the determination of ARC Securityholders entitled to receive notice of and to vote at the Meeting is November 10, 2010.  Only ARC Securityholders whose names have been entered in the applicable register of Trust Units, Exchangeable Shares or Common Shares, as the case may be, on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting provided, however, that if any Exchangeable Shareholder transfers Exchangeable Shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Exchangeable Shareholders entitled to vote at the Meeting on the ARC Resources Arrangement Resolution, such transferee shall be entitled to vote such Exchangeable Shares at the Meeting but only in respect of the ARC Resources Arrangement Resolution.  Except as described above, holders of Trust Units or Exchangeable

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Shares who acquire Trust Units or Exchangeable Shares after the Record Date will not be entitled to vote such ARC Securities at the Meeting.

Pursuant to the Interim Order, the number of votes required to pass the Trust Arrangement Resolution shall be not less than two-thirds of the votes cast by Trust Securityholders, either in person or by proxy, voting together as a single class at the Meeting.  Each Trust Unit outstanding on the Record Date is entitled to one vote at the Meeting on the Trust Arrangement Resolution.  The special voting units (“Special Voting Units”) held by Computershare Trust Company of Canada (the “Trustee”) for the benefit of holders of Exchangeable Shares are, collectively, entitled to such number of votes at the Meeting on the Trust Arrangement Resolution as is equal to the number of Exchangeable Shares which are outstanding on the Record Date multiplied by the exchangeable share ratio for the Exchangeable Shares as of the Record Date.

Pursuant to the Interim Order, in a separate vote, the number of votes required to pass the ARC Resources Arrangement Resolution shall be not less than two-thirds of the votes cast by the ARC Resources Securityholders, either in person or by proxy, voting together as a single class at the Meeting.  The Trust, as the sole holder of Common Shares, is entitled to such number of votes at the Meeting on the ARC Resources Arrangement Resolution as is equal to the number of Trust Units which are voted at the Meeting in respect of the Trust Arrangement Resolution.  Each Exchangeable Share is entitled to such number of votes on the ARC Resources Arrangement Resolution as is equal to the exchangeable share ratio for the Exchangeable Shares as of the Record Date.

Accompanying this Information Circular is either:

(a)           a form of proxy for Unitholders for use in relation to the matters to be voted upon at the Meeting by Trust Securityholders; or

(b)           a voting direction and proxy for holders of Exchangeable Shares for use in relation to the matters to be voted upon at the meeting by Trust Unitholders and in relation to the matters to be voted upon at the Meeting by ARC Securityholders.

Unitholders may attend the Meeting in person or may be represented by proxy.  Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1 not later than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.

Each holder of Exchangeable Shares is entitled to give the Trustee voting instructions for a number of votes equal to the number of that holder’s Exchangeable Shares as at the Record Date multiplied by the exchangeable share ratio for the Exchangeable Shares as of the Record Date.  The procedures for holders of Exchangeable Shares in respect of voting at the Meeting are explained in the Voting Direction and Proxy for Holders of Exchangeable Shares of ARC Resources Ltd. (the “Voting Direction and Proxy”) that has been provided to holders of Exchangeable Shares together with the accompanying Information Circular.  In relation to the matters to be voted upon at the meeting by Trust Securityholders, the Trustee is required to vote the Special Voting Units in the manner that holders of Exchangeable Shares instruct, and to abstain from voting in respect of the Exchangeable Shares for which the Trustee does not receive instructions.  See also the discussion under “General Proxy Matters - Voting by Holders of Exchangeable Shares in Respect of Trust Matters” contained in the accompanying Information Circular.  To be effective, the Voting Direction and Proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1 not later than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.

A proxyholder has discretion under the accompanying form of proxy to consider such further and other business as may properly be brought before the Meeting or any adjournment thereof.  Holders of Trust Units and Exchangeable Shares who are planning on returning the accompanying form of proxy or Voting Direction and Proxy, are encouraged to review the Information Circular carefully before submitting the proxy form or Voting Direction and Proxy.

Registered Unitholders and Exchangeable Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of

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their securities in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order.  A Unitholder’s right to dissent and an Exchangeable Shareholder’s right to dissent is more particularly described in the Information Circular, and the text of Section 191 of the Business Corporations Act (Alberta) and the Interim Order are set forth in Appendices G and B, respectively, to the Information Circular.  A dissenting Unitholder or Exchangeable Shareholder must send to ARC Resources, c/o its counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 — 7th Avenue SW, Calgary, Alberta  T2P 3N9, Attention:  D.J. McDonald, Q.C., a written objection to the Arrangement Resolution, which written objection must be received by 4:00 p.m. on the second last business day immediately preceding the date of the Meeting or any adjournment thereof.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order, may result in the loss of any right to dissent.  Persons who are beneficial owners of Trust Units or Exchangeable Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Trust Units and Exchangeable Shares are entitled to dissent.  Accordingly, a beneficial owner of Trust Units or Exchangeable Shares desiring to exercise the right to dissent must make arrangements for the Trust Units and Exchangeable Shares beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by ARC or, alternatively, make arrangements for the registered holder of such Trust Units or Exchangeable Shares to dissent on behalf of the holder.

If you are a non-registered holder of Trust Units or Exchangeable Shares and received these materials through your broker or through another intermediary, please complete and return the voting instruction form provided to you in accordance with the instructions provided by your broker or intermediary.

Dated at the City of Calgary, in the Province of Alberta, this 12th day of November, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF

ARC RESOURCES LTD.

(signed) “John P. Dielwart”
John P. Dielwart, Chief Executive Officer
ARC Resources Ltd.

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